

March 10, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Elevation Series Trust
        Issuer CIK: 0001936157
        Issuer File Number: 333-265972 / 811-23812
        Form Type: 8-A12B
        Filing Date: March 10, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the NPF Core Equity ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications